

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

Via E-mail
Grant Adamson, Esq.
Chief Governance Officer
Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, Texas 78746

> **Re: Temple-Inland Inc.**
> **Schedule 14D-9**
> **Filed on July 18, 2011**
> **File No. 005-34674**

Dear Mr. Neff:

We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Reasons for Recommendation, page 16

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for, and/or clearly characterize as an opinion or belief, the following statements:

- "IP's claims about the Offer price rely on valuation metrics from "precedent transactions" that involved underperforming assets that are not comparable. In the letter dated May 27, 2011 and in its press release of July 11, 2011 announcing the Offer, IP references valuation metrics from other transactions that it seeks to portray as comparable. *However, none of those transactions related to acquired companies or operations that are comparable to Temple-Inland*, with its industry-leading performance, high-quality assets, and low-cost structure." (page 18, emphasis added)

- "The Offer does not appropriately reflect *the value of the fundamental changes in the industry, improving pricing*, *and the resulting ROI benefit for Temple-Inland*, the third largest producer of corrugated packaging in North America, as the economy continues to recover." (page 20, emphasis added)

- "We achieved approximately $10 million of the anticipated $100 million annual benefit from Box Plant Transformation II in 2010*, and we estimate the remaining $90 million will be achieved over the course of 2011, 2012, and 2013."* (page 20, emphasis added)

- "When we complete Box Plant Transformation II, we *will have the lowest cost, most highly profitable corrugated packaging business in the industry*." (page 21, emphasis added)

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Grant Adamson, Esq.
Temple-Inland Inc.
August 1, 2011
Page 3

       You may contact me at (202) 551-3444 if you have any questions regarding our comments.

                                            Sincerely,

                                            /s/ Perry Hindin

                                            Perry Hindin
                                            Special Counsel
                                            Office of Mergers and Acquisitions

cc: Via E-mail
        Benjamin M. Roth, Esq.
        Wachtell, Lipton, Rosen & Katz